

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 25, 2011

Via Facsimile and U.S. Mail

Mr. Richard C. Yonker
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, California 93012

> **Re:** **Vitesse Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 1, 2010**
> **File No. 000-19654**

Dear Mr. Yonker:

We have reviewed your response letter dated May 16, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Note 1. The Company and Its Significant Accounting Policies, page 67

1.   We note your response to prior comment 2. Please address the following comments:

- Please explain to us in more detail why you did not utilize your stock price of $1.08 per share in the determination of the fair value the company in the calculation of the goodwill attributable to the Storage Products business was sold to Maxim Integrated.

- Please explain to us in more detail how you determined that the fair value of your common stock was $2.00 per share at the time of the sale. Within your analysis, please provide to us the names of the competitors utilized within your determination of the fair value of your common stock and the earnings multiples that you utilized your analysis. Please explain to us in detail why you believe that these companies were comparable to you when determining the fair value of the company, including consideration of difficulties that you were experiencing at that time.

Note 8. Significant Customers, Concentration of Credit Risk and Geographic Information, page 88

2.   We note your response to prior comment 4. We note on pages 6-8 of the Form 10-K, you state that your products fall into three broad product categories – Transport Processing Product Line, Ethernet Switching Product Line and Connectivity Product Line. Please explain in greater detail how management uses these product categories compared to its use of the three product markets discussed on page 36. Explain how you considered the requirements of paragraph 280-10-50-40 of the FASB Accounting Standards Codification as it relates to the three broad product categories.

    You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief